opinion

Innovation isn't a 'hobby' for P&G or Greater Cincinnati



JOHNNA REEDER
@JohnnaReeder

The Cincinnati region was built by change makers. By people unwilling to settle for "the way things have always been done." By doers.

Given our region's rich history, I found recent comments attributed to Nelson Peltz, CEO of Trian Fund Management, more than a little concerning. His proposal to move large parts of Procter & Gamble out of our region and transform what is left into a holding company will have lasting consequences on our region's P&G families, our economy and our ability to compete on a global scale.

Particularly troubling is his description of P&G's research and development arm as a "hobby." I'm not sure how Peltz's businesses grow, but in Greater Cincinnati, innovation isn't a hobby. Innovators built this town.

As an economic developer, I have the opportunity almost daily to see what communities around the world are doing to attract and retain top businesses; and discovery is the core constant of their success. Without it – talent leaves, businesses move or fail and regions die.

Companies like P&G, Kroger and Western & Southern are some of our original startups. When William Procter and James Gamble began making soap and candles, they likely never imagined they were starting one of the world's largest and most-profitable consumer goods companies. Today, P&G inspires a new generation of entrepreneurs to create tomorrow's change-making businesses. From partnering with the University of Cincinnati to create design solutions to serving as mentors to startups, P&G is one of the companies that drive necessary innovation in our business community, which – in turn – attracts new companies. When we talk to fast-growing businesses around the world, their founders want to tap into and partner with the talent and brain power cultivated at P&G.

The company fundamentally changed branding and advertising when it introduced ads celebrating moms during the Olympics or teaching young women to reclaim the



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P&G global headquarters Downtown. "P&G isn't just another company for Greater Cincinnati, it is part of our DNA," the author says.

phrase, "like a girl." P&G isn't just another company for Greater Cincinnati, it is part of our DNA.

The fact that organizations must run efficiently is not lost on me. We have watched as P&G used surgical precision to find efficiencies and streamline costs during the last five years. Being prudent is a smart business practice, but dismantling an industry giant is unnecessary and will be felt throughout our community and around the world.



Peltz

We've looked at the numbers, and for every P&G job lost in Greater Cincinnati, three more jobs will disappear from our economy. And two of those jobs will be taken away from workers not directly tied to P&G or its suppliers.

If 1,000 P&G workers – just 10 percent of their local employment – lose their jobs, the resulting jobs lost in the business ecosystem are shocking. Among hundreds of others, these people will be out of work:

» 75 protective, social and community workers, including clergy, police officers and firefighters.

» 100 teachers and school support workers.

» 150 local nurses, nursing assistants and home health aides.

The police officers who protect our streets, the teachers who educate our children and the nurses who heal our families will all feel the impact of this decision. These workers are not corporate waste to be trimmed, they are people who power our communities.

I am encouraged because I still see in today's P&G the values then-company President R.R. Deupree expressed in 1936, when he said, "The Procter & Gamble Company never has gone in circles, never followed footsteps, but rather has continually broken new trails, entered new fields, set new records, even raised its own high standards."

In Greater Cincinnati, we honor the old while creating the new. As P&G is faced with a naysayer, it's comforting to know the values the company was built on will never change.

Johnna Reeder is president and CEO of Regional Economic Development Initiative Cincinnati.

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